

May 9, 2013

Via E-mail
Pedro Arnet
Executive VP & CFO
MercadoLibre, Inc.
Arias 3751, 7th Floor
Buenos Aires, C1430CRG, Argentina

> **Re: MercadoLibre, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33647**

Dear Mr. Arnet:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Foreign Currency Translation, page 49

1.   We note that no dividends were declared by your Venezuelan subsidiaries during the year ended December 31, 2012. Tell us if you were restricted from making distributions from these subsidiaries during 2012 as a result of the SITME regulations in place. Also, tell us whether you expect the elimination of the SITME on February 9, 2013 and the

implementation of the SICAD on March 19, 2013 to restrict your Venezuelan subsidiaries' ability to make dividend distributions in the future. While we note your discussion of volume restrictions imposed by the SITME, it is unclear to what extent these restrictions impacted your ability to make distributions. Please tell us what consideration you gave to disclosing these factors.   Also, to the extent that you believe these restrictions will not have a material adverse effect on your overall business as you currently indicate on page 51, tell us your consideration to further enhance your disclosure to explain such conclusions.

2.   We note the risk factor disclosure on page 27 of your December 31, 2011 Form 10-K where you state, if current volume restrictions on foreign exchange imposed by the government worsen significantly or new regulations are implemented, which impact your ability to settle transactions at either the official rates or SITME rate, you could be required to deconsolidate your Venezuelan operations for accounting purposes.   Please tell us whether deconsolidation of your Venezuelan subsidiary is still a potential risk to the company and if so, tell us why you have not included a discussion of this risk in your current Form 10-K. Also, tell us what impact the elimination of the SITME in February 2013 and the creation of the SICAD in March 2013 will have on the accounting for your Venezuelan operations. As part of your response, please tell us how your current inability to access the auction process by which acquisition of foreign currencies will be made under the new system impacts the accounting for your Venezuelan operations.

Results of Operations

Year Ended December 31, 2012 compared to year ended December 31, 2012, Page 61

3.   We note your disclosure of the percentage increases in gross merchandise volume, financing and off-platform payments, and classified and add sales revenues. Please tell us what consideration you gave to quantifying the dollar amount for each of these revenue streams and how changes in such amounts and the related metrics impacted your revenues. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

4.   We note your disclosure of growth in net revenues measured in local currencies. Please tell us what consideration you gave to also disclosing changes in expenses and segment revenues measured in local currencies.

5.   Please tell us what consideration you gave to disclosing explanations for changes in your segment net revenues and direct costs. We refer you to Item 303(a) of Regulation S-K and Section III.F.1 of SEC Release No. 33-6835.

6.   Also, please tell us why you do not include a discussion of your key metrics (i.e., gross merchandise volume, successful items sold and payment volume) and their impact on the

Pedro Arnet
MercadoLibre, Inc.
May 9, 2013
Page 3

related geographic/segmental revenues. In your response, please address whether there are any material geographic differences or trends. See Item 303(a) of Regulation S-K, and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 72

7.   We note from your response to comment 4 in your March 29, 2011 letter and comment 2 in your July 13, 2012 letter that you would disclose the amount of cash and investments held by foreign subsidiaries as well as the percentage of your consolidated cash and investments that are held outside the U.S. However, it does not appear that you have disclosed this information. Please advise.

Item 10. Directors, Executive Officers and Corporate Governance, page 80

8.   You indicate that disclosure required by this Item is incorporated by reference from your definitive proxy statement, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that the Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference. This comment also applies to Items 11 – 14 of Part III of your Form 10-K.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 7. Segments

9.   Tell us how you considered the guidance in ASC 280-10-50-40 to include a breakdown of revenues for each of your products and services (i.e., marketplace, online payment solutions, advertising services and online stores). In your response, please provide us with a breakdown of these revenue streams for each period presented.

Note 8. Fair Value Measurement of Assets and Liabilities, page 34

10.   Please tell us what consideration you gave to disclosing the countries in which your sovereign debt is invested and any risk factors associated with these countries.

Note 15. Commitments and Contingencies, page 45

11.   Please tell us the factors you considered in determining the risk of loss relating to the City of Sao Paulo Tax Claims for the years 2005 through 2010 is remote. In this regard, we note that in 2007 the tax authorities ruled against the Brazilian subsidiary and you made a deposit in court of $5.1 million relating to the 2005 through 2007 claims.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief

cc: Marcelo Melamud
        Chief Accounting Officer